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17004558

S
COMMISSION SEC
...J549
Mail Processing
Section
FEB 27 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/12/15 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

FLOW TRADERS US INSTITUTIONAL TRADING LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1140 Avenue of the Americas, 4th Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wouter Buitenhuis	**(917) 210-5020**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RS

OATH OR AFFIRMATION

I, **Wouter Buitenhuis**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Flow Traders US Institutional Trading LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

COO/CCO

Title

Subscribed and sworn to before me this

31 day of January, 2017

"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

FLOW TRADERS US INSTITUTIONAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2016
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US Institutional Trading LLC

We have audited the accompanying statement of financial condition of Flow Traders US Institutional Trading LLC (the Company) as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Flow Traders US Institutional Trading LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Flow Traders US Institutional Trading LLC's financial statement. The supplemental information is the responsibility of Flow Traders US Institutional Trading LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
January 31, 2017

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	154,975
Receivable from broker-dealer		975,661
Furniture and equipment (less accumulated depreciation of $2,337)		40,781
Other assets		59,093
	$	1,230,510
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	519,459
		519,459
Member's equity		711,051
	$	1,230,510

See accompanying notes.

1. Organization and Business

Flow Traders US Institutional Trading LLC (the "Company"), a Delaware limited liability company, was organized on November 12th, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company trades ETPs with institutional counterparties and broker-dealers. Flow Traders US Holding LLC is the Company's sole member.

The Company is solely owned by Flow Traders US Holding LLC. This report covers the period starting November 12, 2015 (date of organization) through December 31, 2016.

2. Summary of Significant Accounting Policies

<u>Depreciation and Amortization</u>
Equipment and furniture is being depreciated on a straight-line basis with a useful life of 5 years (60 months).

<u>Income Taxes</u>
Flow Traders US Institutional Trading LLC is a disregarded entity for tax purposes. No provision has been made for federal US income taxes as the taxable income or loss of Flow Traders US Institutional Trading LLC is included in the respective income tax return of the sole member.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Translation of Foreign Currencies</u>
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

3. Clearing Agreements

The Company has a clearing agreement with one clearing broker to carry and clear, on a fully disclosed basis, cash, margin, and delivery versus payment/receipt versus payment accounts for the Company and its customers. Under the rules of the CBOE, the agreement requires that

the Company maintains at all times a net capital computed in accordance with Rule 15c3-1 of the Exchange Act of at least $1,000,000.

4. Credit Concentration

At December 31, 2016, a significant credit concentration consisted of approximately $975,600, representing the market value of the Company's trading accounts carried by its clearing broker. The Company has an agreement with Bank of America guaranteeing payment from its clearing broker (Merrill Lynch Professional Clearing Corp). Management does not consider any credit risk associated with this net receivable to be significant.

5. Receivable from and Payable to Broker and Dealer

Receivable from and payable to broker-dealer includes cash balances held at the Company's broker. The broker provides execution, clearing and depository services for the Company's securities and futures trading activities. At December 31, 2016, the Company had a receivable from broker-dealer of $975,600.

6. Related Party Transactions

At December 31, 2016, the Company had a payable to Flow Traders US LLC, an affiliate related by common ownership, totaling $89,008. The payable to Flow Traders US LLC relates to costs incurred and paid for on behalf of the Company. This amount is included in accounts payable and accrued expenses on the statement of financial condition.

7. Revenue and Cost Agreement

The Company has a revenue and cost sharing agreement with Flow Traders US LLC, an affiliate related by common ownership. The Company uses support functions like compliance, risk, human resources, finance, and occupancy. To reimburse Flow Traders US LLC, the Company entered into an agreement with Flow Traders US LLC on May 16, 2016 to bear a pro-rata share of the shared operating expenses including rent, electricity, lunch, other food, beverages, and cleaning, including support services provided by support staff. The shared operational expenses attributed to the Company are based on the total headcount ratio between both entities.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c) 3-1). Under this rule, the Company is required to maintain "net capital" of more than $50,000

At December 31, 2016, the Company had $961,903 excess net capital to its net capital requirement of $50,000.

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related

to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company also has had Flow Traders BV and Flow Traders US BV, parents of Flow Traders US Holding LLC, irrevocably declare that they jointly and severally guarantee all obligations of the Company to certain outside counterparties, directly related to trading relationships. Obligations shall be fulfilled without objection or legal proceedings of any kind, upon receipt of any claim that the Company has not fulfilled one of its obligations directly related to a trading relationship. These guarantees are in effect for 1 year as of the signing date of the agreement.

10. Employee Benefit Plan

The Company has established a 401(K) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan subject to certain limitations as set forth in the plan agreement. During the year employee contributions totaled $0.

11. Contingencies

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violation which may possibly involve sanctions and/or fines.

12. Off-Balance-Sheet risk

In the normal course of business the Company enters into transactions in financial instruments which are cleared through the Company's broker. Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The respective broker makes net payments to the Company on settlement date. The contractual credit risk encompasses the daily profit from the relevant exchange. Management believes the credit risk is minimal.

13. Subsequent Events

The Company's management has evaluated events and transactions through January 31, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2016

Computation of net capital				
Total member's equity			$	711,051
Additions and/or credits:				
Allowable credits:				
Discretionary bonus	$	400,726		400,726
Deductions and/or charges:				
Nonallowable assets:				
Furniture and equipment	$	40,781		
Other assets		59,093		(99,874)
Net capital			$	1,011,903
Computation of basic capital requirement				
Minimum dollar net capital required greater of $50,000 or 6-2/3% of aggregate indebtedness				50,000
Net capital in excess of net capital requirement			$	961,903
Computation of aggregate indebtedness				
Aggregate indebtedness			$	519,459
Ratio of aggregate indebtedness to net capital			%	51.33%

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016.

See accompanying notes.

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the period November 12, 2015 through December 31, 2016 and does not have any customer accounts.

FLOW TRADERS US INSTITUTIONAL TRADING LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the period November 12, 2015 through December 31, 2016 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Flow Traders US Institutional Trading LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Flow Traders US Institutional Trading LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal period ending December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
January 31, 2017

FLOW TRADERS U.S. INSTITUTIONAL TRADING LLC.'s Exemption Report

FLOW TRADERS U.S. INSTITUTIONAL TRADING LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Wouter Buitenhuis, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: COO/CCO FLOW TRADERS U.S. INSTITUTIONAL TRADING LLC

31 January 2017